123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

April 3, 2017

United States Securities and Exchange Commission

Attn: Yong Kim, Staff Accountant

Division of Corporation Finance

Washington, D.C. 20549

RE:	AutoZone, Inc. Form 10-K for Fiscal Year Ended August 27, 2016 Filed October 24, 2016 File No. 1-10714

Dear Ms. Kim:

I am in receipt of the letter dated March 22, 2017 (the “Comment Letter”) of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission concerning AutoZone, Inc.’s (the “Company”) Form 10-K for the fiscal year ended August 27, 2016 that was filed on October 24, 2016, under the Securities and Exchange Act of 1934, as amended.

Per your telephone conversation with the Company on April 3, 2017, I am writing to confirm that the Company will file its response to the Comment Letter no later than April 12, 2017. Should you have any questions regarding this matter please do not hesitate to contact me at (901) 495-7024.

Sincerely,

By:	/s/ WILLIAM T. GILES
William T. Giles Chief Financial Officer and Executive Vice President Finance and Information Technology